Exhibit 99.1

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 56100, Israel
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NOTICE OF 2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
__________________

Dear Shareholders:

You are cordially invited to attend the 2011 Annual General Meeting of the Shareholders of Magal Security Systems Ltd. to be held at 10:00 a.m. (Israel time) on Wednesday, August 31, 2011 at our offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel, for the following purposes:

1.	To elect six directors for terms expiring at our 2012 Annual General Meeting of Shareholders;

2.	To approve the terms of compensation for certain of our directors;

3.	To increase of our authorized ordinary share capital and to amend our Memorandum of Association and Articles of Association to reflect such increase;

4.
To approve amendments to our Articles of Association allowing us to indemnify and insure our office holders  against certain expenses and payments incurred by them or imposed on them as a result regulatory administrative enforcement actions;

5.
Subject to the approval of the amendments to our Articles of Association as detailed in Item 4 above, to approve the issuance and delivery of an amended indemnification letter to our office holders pursuant to Item 4 above;

6.
To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2011, and to authorize our Audit Committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services; and

7.	To review and discuss our auditors’ report and consolidated financial statements for the year ended December 31, 2010.

Shareholders of record at the close of business on July 25, 2011 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

By Order of the Board of Directors

Jacob Perry
Chairman of the Board of Directors

Yehud, Israel
July 21, 2011

MAGAL SECURITY SYSTEMS LTD.
P.O. Box 70
Industrial Zone
Yehud 56100, Israel
__________________

PROXY STATEMENT

2011 ANNUAL GENERAL MEETING OF SHAREHOLDERS
__________________

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magal Security Systems Ltd. to be voted at the 2011 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2011 Annual General Meeting of Shareholders.  The Meeting will be held at 10:00 a.m. (Israel time) on Wednesday, August 31, 2011, at our offices at 17 Altalef Street, Industrial Zone, Yehud 56100, Israel.

This Proxy Statement, the attached Notice of 2011 Annual General Meeting and the enclosed proxy card will be mailed to shareholders on or about July 27, 2011.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) election of six directors for terms expiring at our 2012 Annual General Meeting of Shareholders; (ii) approval of the terms of compensation for certain of our directors; (iii) an increase of our authorized ordinary share capital and the amendment of our Memorandum of Association and Articles of Association to reflect such increase; (iv) approval of amendments to our Articles of Association allowing us to indemnify and insure our office holders  against certain expenses and payments incurred by them or imposed on them as a result regulatory administrative enforcement actions; (v) subject to the approval of the amendments to our Articles of Association as detailed in Item 4, to approve the issuance and delivery of an amended indemnification letter to our office holders; and (vi) ratification and approval of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2011, and authorization for our Audit Committee to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditors’ report and consolidated financial statements for the year ended December 31, 2010 will be presented and discussed.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 1.00 per share, as of the close of business on July 25, 2011 are entitled to notice of, and to vote in person or by proxy at, the Meeting.  As of July 20, 2011, there were 10,546,548 outstanding ordinary shares.

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Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

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Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date using, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one third (1/3) of our total voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, which include the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters, such as the election of directors.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.  An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our stock.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as July 20, 2011, pertaining to the beneficial ownership of our ordinary shares by (i) all shareholders known to us to own beneficially 5% or more of our ordinary shares and (ii) all directors and executive officers as a group.  Except for Mr. Nathan Kirsh, whose beneficial ownership is set forth in the table below, and Mr. Jacob Perry and Mr. Jacob Even-Ezra, each of whom beneficially owns less than 5% of our ordinary shares, none of our directors beneficially own our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Nathan Kirsh (3)	2,666,267	25.3%
All directors and executive officers as a group (13 persons)(2)	3,905,872	35.1%
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* Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options or convertible notes currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 10,546,548 ordinary shares issued and outstanding as of July 20, 2011.

(3)
Based upon a Schedule 13D/A filed with the Securities and Exchange Commission on May 17, 2010 and other information available to the company.  All of the ordinary shares are held of record by Ki Corporation, a company organized in Jersey.  The Eurona Foundation holds 100% of Ki Corporation.  The Eurona Foundation is a Liechtenstein trust controlled by Mr. Kirsh, who also serves as its trustee.  Mr. Kirsh may be deemed to have beneficial ownership of the ordinary shares held of record by Mira Mag and Ki Corporation.

I.  ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Our Articles of Association provide for a board of directors consisting of no less than three and no more than 11 members, as may be determined from time to time at our annual general meeting of shareholders.  Our Board of Directors currently consists of eight directors, including two external directors appointed in accordance with the Israeli Companies Law.  Our directors, other than our external directors, are elected at each annual general meeting of shareholders.  Our Board of Directors may, at any time from time to time, appoint any other person as a director, whether to fill a casual vacancy or to add to their number.  All the members of our Board of Directors (except the external directors) may be reelected upon completion of their term of office.

At the Meeting, shareholders are being asked to reelect the following current directors, who are not external directors, Messrs. Perry, Even-Ezra, Livne, Nuss and Stiefel, to hold office until our 2012 Annual General Meeting of Shareholders and until their successors are elected and qualified.  All of these directors that are standing for reelection at the Meeting were elected to serve in such capacity by our shareholders at our 2010 Annual General Meeting of Shareholders.  In addition our shareholders are being asked to elect Mr. Mark Rosenberg to serve as a director, to hold office until our 2012 Annual General Meeting of Shareholders and until his successor is elected and qualified

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel, such as our company, are required by the Israeli Companies Law to appoint at least two external directors.  In general, external directors serve for a three-year term, which may be renewed for two additional three-year term, subject to exceptions.  Our current external directors, Mr. Kobrinsky and Ms. Singer, are serving as  external directors pursuant to the provisions of the Israeli Companies Law and the regulations promulgated pursuant thereto.  Mr. Kobrinsky is serving for a third three-year term and Ms. Singer is serving her initial three-year term. The terms of office of both Mr. Kobrinsky and Ms. Singer will terminate on June 22, 2013.

Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise,” as such term is defined in regulations promulgated under the Israeli Companies Law.  Our board of directors has determined that at least one director must have “accounting and financial expertise.”  Our board of directors has further determined that Ms. Liza Singer has the requisite “accounting and financial expertise.”

We do not follow the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors; instead we follow Israeli law and practice, in accordance with which our directors are recommended by our board of directors for election by our shareholders.  In the event any of the nominees are unable to serve, the proxies will be voted for the election of such other person or persons as will be determined by the persons named in the proxy in accordance with their best judgment.  We are not aware of any reason why any one of the nominees, if elected, would be unable to serve as a director.

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors each of the nominees named above.

The following information with respect to each director nominee is based upon our records and information furnished to us by the nominees.  See “Security Ownership of Certain Beneficial Owners and Management” above for information pertaining to share ownership by the nominees.

Nominees for Election as Director for Terms Expiring In 2012

Jacob Perry (67) has served as the chairman of our board of directors since January 2008.  Prior thereto, Mr. Perry served as the deputy chairman of our board of directors from 2006 and has served as a director of our company since December 2002.  From 1995 to December 2002, Mr. Perry served as the president and chief executive officer of Cellcom Israel Ltd., one of Israel’s leading cellular phone operators.  Mr. Perry served 29 years with the Israeli General Security Service and served as its director from 1988 until 1995.  Mr. Perry has also served as a coordinator to the Israeli Prime Minister on the subject of prisoners of war and missing persons.  Mr. Perry was a board member of El-Al Israel Airlines and a member of the management of many public organizations.  Mr. Perry is also a chairman of the board of directors of Mizrahi Tefahot Bank B.M.  Mr. Perry serves as a director of Tamarind Technologies and New Kopel, an Israeli vehicle and car service group.  Mr. Perry holds a B.A. degree in Oriental Studies and History of the Jewish People from Tel Aviv University and completed the Advanced Management Program at Harvard Business School.

Jacob Even-Ezra (80) has served as a director since 1984 and is a member of our investment committee.  From 1984 until December 2007, Mr. Even-Ezra served as the chairman of our board of directors.  From 1984 until 2006, Mr. Even-Ezra served as our chief executive officer, and from 1987 until 1990 he also served as our president.  Mr. Even-Ezra is currently a member of the Executive Council and the Management Committee of Tel Aviv University.  From 1985 to 1988, Mr. Even Ezra also served as the chairman of the Israel Export Institute.  Mr. Even-Ezra holds a B.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology.

Zeev Livne (67) has served as a director since July 2004.  Mr. Livne has served as the chairman of Livne Strategic Consultants Ltd. since 2001.  Prior to that, Mr. Livne served in the Israel Defense Forces, or IDF, for 39 years and retired as a Major General.  During his long military career with the IDF, Mr. Livne served as the Defense Attaché to the United States and Canada from 1997 to 2001, Military Secretary to the Prime Minister of Israel from 1996 to 1997 and Ground Force Commander from 1994 to 1996.  From 1992 to 1994, Mr. Livne established the IDF Home Front Command and served as its first Commander.  Mr. Livne serves on the board of directors of PAZKAR Ltd., a private Israeli company.  Mr. Livne holds a B.A. degree in History from Tel Aviv University and an M.A. degree in Geography from the University of Haifa.

Jacob Nuss (64) has served as a director since 1993 and is a member of our audit committee.  Mr. Nuss has served as the vice president   internal auditing of Israel Aircraft Industries Ltd., or IAI, since 2004, and served as IAI’s deputy vice president   internal auditing from 1999 to 2003.  From 1993 to 1999, Mr. Nuss served as the director of finance of IAI’s electronics group.  From 1991 to 1993, Mr. Nuss served as assistant to the chairman of the board of directors of IAI.  Mr. Nuss has served in various financial management capacities at IAI since 1975.  Mr. Nuss holds a B.A. degree in Economics and Business Management from Bar Ilan University and an M.B.A. degree in Business from Tel Aviv University.  Mr. Nuss holds a certificate in internal auditing.

Barry Stiefel (61) has served as a director since November 2008.  Mr. Stiefel served as a director of one of our UK subsidiaries from 1986 to 1990.  Since 2001, Mr. Stiefel has served as a consultant for a number of companies, including Premedia Limited and its subsidiaries.  From 1990 until 2001, Mr. Stiefel was the chief executive officer of Meridian VAT Reclaim Group, which he founded.  Between 1985 and 1990, Mr. Stiefel served as consultant in the field of trade finance.  From 1981 to 1985, Mr. Stiefel served as finance director of Fisher Brothers Lumber Company Limited, a South African company.  Mr. Stiefel holds a B.Sc. degree in Mathematics and Chemistry and a B.A. degree in Accounting, both from the University of Witwatersrand in South Africa.  Mr. Stiefel is a chartered accountant in South Africa and is registered as an auditor (not in public practice) in the United Kingdom.

Mark Rosenberg (47) has served as an alternate director on behalf of Mr. Kirsh on the Board of Directors since 2008.  Since May 2007, Mr. Rosenberg has served in various senior positions with the Kirsh Family Office. From 2001 until 2007, Mr. Rosenberg served as the managing director of JDR Reactive Limited, a property maintenance company that he founded and subsequently sold. From October 2000 to July 2001, Mr. Rosenberg served as Director of New Business Development and legal officer of Leaf (Pty) Ltd., a South African mobile telecommunications company. Mr. Rosenberg also served as the Director of the Private Equity, M&A and Black Empowerment Investment Division of Fusion Capital Limited, a South African listed financial services group from April 1999 to September 2000 and as a Senior Manager, Investment Banking Division of Standard Bank of SA Limited from September 1995 to March 1999. From January 1990 to August 1995, Mr. Rosenberg served as an Articled Clerk and then as a senior professional with Edward Nathan & Friedland, Attorneys in South Africa. Mr. Rosenberg was a University Law Lecturer from 1993 to 1996. Mr. Rosenberg holds a Bachelor of Commerce degree, a Bachelor of Law degree and a Higher Diploma in Company Law, all of which were granted by Witwatersrand University in South Africa.

The Board of Directors recommends a vote FOR the election of each of the nominees for director named above.

BOARD OF DIRECTORS AND COMMITTEES

Election of Directors

Our articles of association provide for a board of directors of not less than three and not more than 11 members, as may be determined from time to time at our annual general meeting.  Our board of directors is currently composed of eight directors.

Our directors (except our external directors, as detailed below), are elected by our shareholders at our annual general meeting and hold office until the next annual general meeting.  All the members of our board of directors (except our external directors), may be reelected upon completion of their term of office.  Our annual general meetings of shareholders are held at least once every calendar year, but not more than 15 months after the last preceding annual general meeting.  In the intervals between our annual general meetings of shareholders, the board of directors may from time to time appoint a new director to fill a casual vacancy or to add to their number, and any director so appointed will remain in office until our next annual general meeting of shareholders and may be re-elected.

External and Independent Directors

External directors.  The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or any entity controlling, controlled by or under common control with the company.  The term “relative” means a spouse, sibling, parent, grandparent, child or child of spouse or spouse of any of the above.  Pursuant to a recent amendment to the Israeli Companies Law that became effective as of May 14, 2011, the definition of “relative” is expanded to include also a sibling, brother, sister or parent of the foregoing relatives.  In general, the term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder.  Furthermore, if the company does not have a controlling shareholder or a shareholder holding at least 25% of the voting rights, “affiliation” also includes a relationship, at the time of the appointment, with the chairman of the board, the chief executive officer, a substantial shareholder or the most senior financial officer of such company. Regulations promulgated under the Israeli Companies Law include certain additional relationships that would not be deemed an “affiliation” with a company for the purpose of service as an external director. In addition, no person may serve as an external director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed, all current members of the board of directors are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

At least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Israeli Companies Law.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, are not required to appoint an external director with “accounting and financial expertise” if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors.  All of the external directors of such a company must have “professional qualification.”

The external directors are elected by shareholders at a general meeting.  The shareholders voting in favor of their election must include at least  a simple majority of the shares voted by shareholders other than controlling shareholders or shareholders who have a personal interest in the election of the outside director (unless such personal interest is not related to such persons relationship with the controlling shareholder).  This majority requirement will not be required if the total number of shares of such non-controlling shareholders and disinterested shareholders who vote against the election of the outside director represent 2% or less of the voting rights in the company.

In general, under the Israeli Companies Law, external directors serve for a three-year term and may be reelected to two additional three-year terms.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as our company, may appoint an external director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the external director for an additional term is in the best interest of the company.  External directors can be removed from office only by the same special percentage of shareholders that can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their fiduciary duty to the company.

Pursuant to the recent amendment to the Israeli Companies Law, that became effective as of May 14, 2011, the term of office of an external director may be extended by the shareholders following the initial three year term for two additional three years terms, at the nomination of either the board of directors or any shareholder(s) holding at least 1% of the voting rights in the company.  If the board of directors proposed the nominee, the reelection must be approved by the shareholders in the same manner required to appoint external directors for an initial term, as described above.  If such reelection is proposed by shareholders, such reelection requires the approval of the majority of the shareholders voting on the matter, excluding the votes of any controlling shareholder and other shareholders having a personal interest in the matter as a result of their relationship with the controlling shareholder(s), provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholder(s) who voted in favor of the nominee constitute more than 2% of the voting rights in the company.

Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one external director and the audit committee and the Financial Statements Review Committee must include all the external directors.  An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors.  In general, NASDAQ Listing Rules require that the board of directors of a NASDAQ-listed company have a majority of independent directors and that its audit committee have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission.  However, foreign private issuers, such as our company, may follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules.  On June 30, 2006, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under NASDAQ Listing Rules.  Instead, under Israeli law and practice we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, in accordance with the rules of the Securities and Exchange Commission and NASDAQ, we have the mandated three independent directors, as defined by the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.

Our board of directors has determined that Ms. Singer and Mr. Kobrinsky qualify both as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ and as external directors under the requirements of the Israeli Companies Law.  Our board of directors has further determined that Messrs. Nuss and Livne qualify as independent directors under the requirements of the Securities and Exchange Commission and NASDAQ.

Audit Committee

Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee.  The audit committee must consist of at least three directors and must include all of the external directors.  Pursuant to recent amendment to the Israeli Companies Law, effective as of May 14, 2011, the majority of the members of the audit committee must be independent directors.  Such independent directors must meet all of the standards required of an external director and may not serve as a director for more than consecutive nine years (a cessation of service as a director for up to two years during any nine year period will not be deemed to interrupt the nine year period).  The audit committee may not include the chairman of the board of directors; any director employed by the company or providing services to the company on an ongoing basis; or a controlling shareholder or any of the controlling shareholder’s relatives.  Under the recent amendment to the Israeli Companies Law, effective as of May 14, 2011, any director who rendered services to the controlling shareholder or an entity controlled by the controlling shareholder may not be a member of the audit committee.  Any person who is not permitted to be a member of the audit committee may not be present in the meetings of the audit committee unless the chairman of the audit committee determines that such person’s presence is necessary in order to present a specific matter.  However, an employee who is not a controlling shareholder or relative of a controlling shareholder may participate in the audit committee’s discussions but not in any vote, and at the request of the audit committee, the secretary of the company and its legal counsel may be present during the meeting.

The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law.  Pursuant to the recent amendment of the Israeli Companies Law, effective as of May 14, 2011, the responsibilities of the audit committee were expanded to include, among others, review of the internal controls of the company, the internal auditor’s audit plan and the independent auditor’s engagement and compensation.  As of September 15, 2011, the audit committee is required to establish and monitor whistleblower procedures.  Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

In addition, the NASDAQ Listing Rules require us to establish an audit committee comprised of at least three members, all of whom must be independent directors, each of whom is financially literate and satisfies the respective ‘‘independence’’ requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our audit committee consists of three board members who satisfy the respective “independence” requirements of the Securities and Exchange Commission, NASDAQ and Israeli law for audit committee members.  Our audit committee is currently composed of Messrs. Shaul Kobrinsky and Jacob Nuss and Ms. Liza Singer.  The audit committee meets at least once each quarter.  Our audit committee charter is available on our website at www.magal-s3.com.

Investment Committee

Our board of directors has established an investment committee, which is responsible for the investment of our cash and our hedging transactions.  The investment committee is currently composed of Messrs. Jacob Even-Ezra and Shaul Kobrinsky and Ms. Liza Singer.

Mergers and Acquisitions Committee

Our board of directors has established a mergers and acquisitions committee, which is responsible for the examination and review of merger and acquisition opportunities and making recommendations to the board of directors with respect to such opportunities.  The mergers and acquisitions committee is currently composed of Messrs. Jacob Even-Ezra, Zeev Livne and Shaul Kobrinsky.

Financial Statements Review Committee

Pursuant to regulations promulgated under the Israeli Companies Law, a public company, such as our company, is required to establish a committee of the board of directors for the review of the financial statements, effective as of the financial statements prepared for the year ended December 31, 2010.  The majority of the members of the Financial Statements Committee must be independent directors, as defined in the Israeli Companies Law, all of the members must be able to read and understand financial statements, and at least one of the members must have “financial and accounting expertise,” as defined in regulations promulgated under the Israeli companies Law.  The chairman of the committee must be an external director.  Pursuant to recent amendment of the Companies Law, effective as of September 15, 2011 a director who is not qualified to serve as a member of the audit committee may not serve as a member of the Financial Statement Review Committee.

Pursuant to the new regulations, commencing with the financial statements prepared for the year ended December 31, 2010, financial reports of a public company must be brought for discussion and approval by the board of directors only after the Financial Statements Committee has discussed and made recommendations to the board of directors regarding the: (1) valuations and estimates used in connection with the financial statements; (2) internal controls over financial reporting; (3) completeness and appropriateness of the disclosure in the financial statements; (4) accounting policies adopted and accounting treatment applied to material matters; and (5) valuations, including underlying assumptions and estimates, on which data in the financial statements is based.  Under the regulations, the audit committee may act also as the Financial Statements Committee if it complies with the requirements of the regulations.

In March 2011, our Board of Directors determined to appoint our Audit Committee to also serve as the Financial Statements Committee.

Rights Offering Committee

Our Board of Directors has established a committee to oversee the rights offering that was initiated in June 2011 and make a recommendation to the board of directors with respect to the terms of the rights offering.  The rights offering committee is composed of Mr. Jacob Perry, the chairman of our board of directors, and Mr. Shaul Kobrinsky and Ms. Liza Singer, our two external directors.

Shareholder Communications with the Board of Directors

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to the attention of:

Corporate Secretary
Magal Security Systems Ltd.
P.O. Box 70
Industrial Zone
Yehud 56100, Israel

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

II.  APPROVAL OF COMPENSATION FOR CERTAIN OF OUR DIRECTORS
(Item 2 on the Proxy Card)

Under the Israeli Companies Law, the terms of compensation of a director of a public company, including the reimbursement of expenses, must be approved by the audit committee, board of directors and shareholders, in that order.

 However, under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, or the Relief Regulations, promulgated under the Israeli Companies Law, as amended, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if the audit committee and the board of directors have both confirmed that the fees paid to such directors do not exceed the maximum amount permitted under regulations 4, 5, and 7 of the Companies Regulations (Rules with respect to Compensation and Expenses of External Director), 5760-2000, or the Compensation Regulations.

Messrs. Even-Ezra, Livne and Nuss are paid for their service as directors an annual fee of NIS 64,450 (approximately $18,414) and a fee of NIS 2,435 (approximately $696) for each board or committee meeting that they attend.  These amounts are adjusted in August and February of each calendar year in accordance with changes in Israeli consumer price index. Our Audit Committee and Board of Directors have confirmed that these payments meet the criteria determined by the Relief Regulations.

However, the foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of this proxy statement . If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

Our Audit Committee and Board of Directors have resolved that Messrs. Stiefel and Rosenberg, who are engaged by, or render services to, entities affiliated with Mr. Nathan Kirsh, our controlling shareholder, shall not receive any payment for their service as directors. However, our Audit Committee and Board of Directors have approved, subject to shareholder approval, to reimburse Messrs. Stiefel and Rosenberg for any reasonable travel expenses in business class and reasonable accommodation expenses in Israel of up to US$300 per night that they may incur in connection with their service as directors.

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

“RESOLVED, subject to the election of Messrs. Stiefel and Rosenberg as directors at the 2011 Annual General Meeting of Shareholders, to reimburse Messrs. Stiefel and Rosenberg, effective as of their election at the 2011 Annual General Meeting for any reasonable travel expenses in business class and for accommodation expenses in Israel of up to US$300 per night that they may incur in connection with their service as directors.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

III.  INCREASE OF OUR AUTHORIZED ORDINARY SHARE CAPITAL AND AMENDMENT OF OUR
MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION TO REFLECT SUCH
INCREASE
(Item 3 on the Proxy Card)

Our current authorized and registered ordinary share capital is NIS 19,748,000, divided into 19,748,000 ordinary shares of NIS 1.00 par value each, of which 10,546,548 ordinary shares are currently issued and outstanding. We have reserved 5,273,274 shares for issuance to shareholders participating in the rights offering we initiated in June 2011 and are required to reserve an additional 1,618,575 shares for issuance pursuant to our share option plans.  Our Board of Directors has unanimously adopted a resolution recommending that our shareholders increase our authorized ordinary share capital by NIS 20,000 divided into 20,000,000 ordinary shares of NIS 1.00 par value each, and to amend our Memorandum of Association and Articles of Association to reflect such increase. Our Board of Directors believes that such increase will allow us to fulfill our obligations to our shareholders and will support our strategic plan.

It is proposed that at the Meeting the shareholders adopt the following resolution, which our Board of Directors believes to be in the best interests of us and our shareholders:

"RESOLVED, that our Memorandum of Association and Articles of Association be amended to increase the number of our authorized and registered ordinary share capital to 39,748,000 ordinary shares of NIS 1.00 par value each."

The affirmative vote of the holders of 75% of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to approve the increase of the authorized share capital of the company and the amendment of the Memorandum of Association and Articles of Association to reflect the same.

The Board of Directors recommends a vote FOR the foregoing resolution.

IV.  APPROVAL OF AN AMENDMENT TO OUR ARTICLES OF ASSOCIATION ALLOWING US TO
INDEMNIFY AND INSURE OUR OFFICE HOLDERS AGAINST CERTAIN EXPENSES AND
PAYMENTS INCURRED BY THEM OR IMPOSED ON THEM AS A RESULT REGULATORY
ADMINISTRATIVE ENFORCEMENT ACTIONS
(Item 4 on the Proxy Card)

Pursuant to the Law for Efficient Enforcement Process in the Securities Authority (Legislation Amendment) 5771-2011, or the Enforcement Law, the Israel Securities Authority, or ISA, may impose fines on public companies, their senior office holders and employees, for the certain actions or omissions stipulated in the Enforcement Law. While almost all of the enumerated actions and omissions stipulated, which may result in the imposition of a fine or other administrative sanctions, do not apply to dual listed companies, such as our company, the ISA may impose fines on us or our senior office holders if we do not make a public filing in Israel of any information or report that was publicly filed with the SEC, or if we do not furnish any information that was required by the ISA.   In addition, the Enforcement Law applies in its entirety to prospectuses that are published in Israel by dual listed companies, such as our company. Pursuant to the Enforcement Law, a company may not purchase, directly or indirectly, insurance for these administrative proceedings and such insurance, if purchased, is void.  The Enforcement Law further provides that a company or its controlling shareholder may not, directly or indirectly, indemnify an office holder or employee against, or otherwise pay, fines that were imposed on them pursuant to the Enforcement Law.  However, under the Enforcement Law, if permitted by a company’s articles of association, a company is entitled to purchase insurance and indemnify for payment of damages to any injured person and for expenses incurred by office holders or employees in connection with proceedings conducted against them, including reasonable litigation expenses such as legal fees.  A company may undertake to provide such indemnification in advance (see Item 5).

In addition, pursuant to a recent amendment to the Companies Law, effective as of May 14, 2011, the ISA has similar administrative and enforcement authorities with respect to certain breaches of corporate governance rules that are stipulated by the Companies Law. The above restrictions and limitations on insurance and indemnification of office holders apply also to proceedings conducted by the ISA pursuant to the Israeli Companies Law.

It is therefore proposed to amend our Articles of Association to the requirement of the Israeli Companies Law and to resolve as follows:

"RESOLVED to amend our Articles of Association by adding Sections 110A  and Section 110B that will provide as follows:

"110A. Without derogating from the provisions of Section 110 above and in addition thereto, and subject to the provisions of any applicable law:

(1)
The Company may indemnify, or undertake to indemnify any office holder in advance for any payments to any injured of a breach pursuant to Section 52.54 (1)a(1) of the Securities Law- 5728-1968 (the "Payments" and the "Securities Law", respectively) or for any expenses incurred by such office holder in connection with any process under Chapters G'3, G'4 or H'1 of the Securities Law that took place with respect to such office holder, including reasonable litigation expenses and reasonable legal fees (the "Expenses").

(2)	The Company may purchase insurance to cover any of its office holders for any Payments and Expenses imposed on, or incurred by, such office holder.

(3)
Notwithstanding the provisions of Sections 100 or 110A (1) and 110A(2) hereof, the Company may not undertake to indemnify, indemnify or purchase insurance to cover the liability of, any office holder for any monetary sanctions imposed on such office holder under Section 56G of the Securities Law.

110B. Any indemnification undertaking or insurance purchased under Sections 110 and 110A hereof may be in effect after the termination of the employment or service of the applicable office holder with the Company."

The affirmative vote of the holders of 75% of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon is required for shareholder approval of the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

V.  ISSUANCE AND DELIVERY OF AN INDEMNIFICATION LETTER TO OUR OFFICE HOLDERS
(Item 5 on the Proxy Card)

The Companies Law provides that a company’s articles of association may permit, subject to certain limitations provided by the Companies Law, the company to: (a) indemnify an office holder retroactively, following a determination to this effect made by the company after the occurrence of the event in respect of which the office holder will be indemnified; and (b) undertake in advance to indemnify an office holder, except that with respect to a monetary liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances.

Our Articles of Association allow us to indemnify our office holders both retroactively and in advance to the fullest extent permitted by Israeli law.  Our audit committee, board of directors and shareholders resolved to indemnify our office holders, pursuant to a standard indemnification agreement that provides for indemnification of an office holder in an amount up to $5 million.

As a result of the enactment of the Enforcement Law and subject to the approval of the amendment to our Articles of Association as detailed in Item 4 above,

Our Audit Committee and Board of Directors have approved the company entering into an amended indemnification agreement with each of our directors that includes adjustments to the consequences of the Enforcement Law, as detailed above.

It is proposed that at the Meeting the shareholders adopt the following resolution, which our Audit Committee and Board of Directors believe to be in the best interests of us and of our shareholders:

“RESOLVED, that the amended form of indemnification letter for office holders of the Company who may serve from time to time, be, and hereby is, approved and adopted.”

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

The Board of Directors recommends a vote FOR the foregoing resolution.

VI.  RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTANTS
(Item 6 on the Proxy Card)

We first appointed Kost Levary & Forer, registered public accountants, as our auditors in 1984 and have reappointed the firm, which is now known as Kost Forer Gabbay & Kasierer and is a member firm of Ernst & Young Global, as our independent public accountants since such time.  Kost Forer Gabbay & Kasierer has no relationship with us or any of our affiliates except as auditors.  As a result of Kost Forer Gabbay & Kasierer’s knowledge of our operations and its reputation in the auditing field, our Audit Committee and Board of Directors believe that such firm has the necessary personnel, professional qualifications and independence to act as our auditors.  Our Board of Directors has again recommended, pursuant to the recommendation of our Audit Committee, that Kost Forer Gabbay & Kasierer be appointed as our independent registered public accountants for the fiscal year ending December 31, 2010 and recommends that the shareholders ratify and approve the appointment.

At the Meeting, shareholders will also be asked to authorize the Audit Committee to fix the remuneration of such auditors in accordance with the volume and nature of their services.  With respect to fiscal year 2010, we paid Kost Forer Gabbay & Kasierer $369,000 for audit services, $45,000 for tax-related services and $43,000 of other fees (for reimbursement of out-of-pocket expenses, primarily traveling expenses of our auditors.  In 2010, these fees also relate to fees associated with our ongoing rights offering).

It is therefore proposed that at the Meeting our shareholders adopt the following resolution:

 “RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member firm of Ernst & Young Global, as the independent registered public accountants of Magal Security Systems Ltd. for the year ending December 31, 2011 be and hereby is ratified and approved, and that the Audit Committee be, and it hereby is, authorized to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.”

The Board of Directors recommends a vote FOR the foregoing resolution.

VII.  REVIEW AND DISCUSSION OF THE AUDITOR'S REPORT AND CONSOLIDATED FINANCIAL
STATEMENTS

At the Meeting, the auditor’s report and the audited consolidated financial statements for the year ended December 31, 2010 will be presented.  We will hold a discussion with respect to the financial statements at the Meeting.  This Item will not involve a vote of the shareholders.

The foregoing annual report on Form 20-F for the year ended December 31, 2010, including the auditor’s report and consolidated financial statements for the year ended December 31, 2010, which was filed with the SEC on April 11, 2011, is available on our website at www.magal-s3.com or through the EDGAR website of the SEC at www.sec.gov.  None of the auditors’ report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

COPIES OF THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2010 WILL BE MAILED TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, FREE OF CHARGE, UPON WRITTEN REQUEST TO: MAGAL SECURITY SYSTEMS LTD., P.O. BOX 70, INDUSTRIAL ZONE, YEHUD 56100, ISRAEL, ATTENTION: ILAN OVADIA, SECRETARY.

By Order of the Board of Directors

Jacob Perry
Chairman of the Board of Directors

Dated: July 21, 2011